Envirokare Tech Inc.

October 21, 2008

Mr. Ernest Greene
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
101 F. Street, N.E., Mail Stop 7010
Washington, D. C.  20549-7010

Re:       Envirokare Tech, Inc.
            SEC Comment Letter, dated October 9, 2008 ("Comment Letter")

Dear Sir:

We have received your comment letter dated October 9, 2008, and the following represents our response to your comments. For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Response to Comment No. 1:

            We acknowledge that where a comment was received in the referenced Comment Letter, dated October 9, 2008, requesting additional disclosures or other revisions, the following responses show what the revisions will look like, where applicable.  These revisions will be included in our future filings, including our interim filings, where appropriate.

Comment No. 2:

Management's Discussion and Analysis

Results of Operations

2.  We have read your response to comment two from our letter dated August 29, 2008.  You arrived at the amounts characterized as idle facility costs by adjusting the costs of goods account for the respective operational periods to reflect the apportionment of the resultant idle facility costs to the costs of goods account.  It is not clear whether you reclassified the idle facility costs from the costs of goods line item to other financial statement line items.  Please clarify.  Please help us further understand your accounting and presentation of amounts characterized as idle facility costs.  Specifically, please provide us with a listing of the components of these costs for the year ended December 31, 2007 and the six months ended June 30, 2008, if applicable.  For each component, clearly identify the nature, amount and line item this component would be included in if it was not characterized as idle facility costs.

Response to Comment No. 2:

            We confirm that we reclassified the idle facility costs from the costs of goods line item to other financial statement line items.  We also note that, in reviewing the note disclosure for the year ended December 31, 2007, there was a typographical error in disclosing the recognized idle facilities costs form the fiscal year ended.  The correct figure should have read $210,418 versus the published figure of $395,547.  In furtherance of disclosure and clarity of our accounting and presentation of the amounts characterized as idle facility costs, we propose to add the following additional disclosure to the Management's Discussion and Analysis, Results of Operations section of our future Form 10-K filings and future Form 10-Q filings:

            During the three months and six months ended June 30, 2008, LRM experienced idle facility costs resulting from production of no-charge replacement parts for one of its customers, in addition to realizing down-time on its single-press production line, and expensed certain plant operating costs of $248,735 and $495,726, respectively, to the general and administrative, rent, wage and depreciation accounts.  Due to commercialization start-up, which occurred during the last two quarters of the fiscal year ended December 31, 2007, the Company recognized idle facility costs of $210,418 during fiscal 2007.  The idle facility costs resulted in a reclassification from the costs of goods account to the following line items within the Company's Statement of Operations for the respective periods ended:

Idle Facility Components	June 30, 2008	December 31, 2007

Depreciation	$78,938	$-
General and administrative	281,355	186,348
Rent	64,363	-
Wages	71,071	24,070

Total Idle Facility Costs	$495,727	$210,418

Comment No. 3:

Item 8A. Controls and Procedures

3.  We have read your response to comment three from our letter dated August 29, 2008.  Please confirm that under the caption Management's Annual Report on Internal Control Over Financial Reporting, you will clearly disclose whether or not you determined your internal controls over financial reporting to be effective.  Refer to Item 308(a)(3) of Regulation S-B.

Response to Comment No. 3:

            We confirm that our future filings under the caption Management's Annual Report on Internal Controls Over Financial Reporting will clearly disclose whether or not we determined our internal controls over financial reporting were effective.

Comment No. 4:

Financial Statements
Note 2 – Summary of Accounting Policies
Revenue Recognition

4.  We have read your response to comment seven from our letter dated August 29, 2008.  Please further disclose the terms of any significant research and development agreements in place in accordance with paragraph 14(a) of SFAS 68.  Please also disclose how you determined it was appropriate to account for these arrangements as an obligation to perform contractual services instead of an obligation to repay funds provided pursuant to SFAS 68.

Response to Comment No. 4:

            We note that LRM recognized nominal revenues from research and development activities during the year ended December 31, 2007 and during the six months ended June 30, 2008.  The research and development agreement responsible for the majority of the recognized research and development revenue of $44,000, during the six months ended June 30, 2008, contained no significant terms that we believe would require further disclosure within the Revenue Recognition section of the financial statements, other than as provided below in our proposed expanded disclosure.  This agreement required LRM to produce prototypes for the customer's testing purposes.  The client is billed under a typical revenue recognition based system (i.e., prototypes are produced and the client is billed upon shipment of the prototypes).  The agreement contains no provisions for repayment of funds by LRM to the customer, and in research and development arrangements of this nature we believe that our method of accounting for the research and development activities is appropriate in accordance with SFAS 68.  We propose to expand the current Revenue Recognition disclosure in future filings to read:

Revenue Recognition

            The Company recognizes revenue in the period that the related services are performed and collectibility is reasonably assured.  Currently, the Company derives substantially all of its revenues from commercial production, with nominal revenue derived from contractual research and development and product development activities, with no additional deliverables contained within the respective contractual arrangements and no repayment of funds terms contained within any agreement.  Additionally, current research and development agreements contain no royalty arrangements, purchase provisions, license agreements or commitments (to provide additional funding).  For the six months ended June 30, 2008, LRM realized $44,000 in revenue from research and development and product development activities, while recognizing nominal associated costs from these activities.  Services contracts (e.g., for product development) generally take the form of fixed-price contracts.  Under fixed-price contracts, revenue is recognized as services are performed, with performance generally assessed using output measures, such as components manufactured to date as compared to the total components to be manufactured, which are under contract.  Any changes in the scope of work generally results in a renegotiation of contract pricing terms or a contract amendment.  Renegotiated amounts are not included in net revenues until earned and realization is assured.  Advance payments on service contracts are treated as a deposit and applied to periodic billing during the contract period.  Setup and administrative fees are billed upon contract approval.  Revenues recognized as earned from setup and administrative fees are amortized over the life of the contract.  Losses are recognized immediately.  Historically, costs are not deferred in anticipation of work on contracts after they are awarded, but instead are expensed as incurred.  All out-of-pocket costs are included in expenses.  Products successfully developed and tested on behalf of customers may lead to commercial production agreements with LRM, and these potential arrangements would be separately negotiated arrangements between LRM and the customer.

Comment No. 5:

Note 7 – Convertible Debentures, Conventional Convertible Debentures and Notes Payable to Shareholders

5.  We have read your response to comment 12 from our letter dated August 29, 2008.  Please help us further understand your accounting of the convertible debentures, including your accounting of the conversion feature associated with the corresponding accrued interest.  Your explanation should include the following:

•  Please disclose the specific terms of the agreement as it relates to the conversion of the accrued interest.

•  You indicate that, with respect to the beneficial conversion feature of the accrued interest, you treated the beneficial conversion feature calculated on a quarterly basis during the term of the original note, as a warrant and used Black-Scholes to calculate the beneficial conversion feature.  Please tell us how you determined that the beneficial conversion feature should be treated as a warrant.  Please cite the literature used to support your conclusion.  Please also tell us when interest is recognized and what measurement date you use for the conversion feature; and

•  Please provide us with your calculations to show us how you calculated the beneficial conversion features related to the convertible debentures in accordance with EITF 98-5.

Response to Comment No. 5:

            Further to our prior response to comment 12 from your letter dated August 27, 2008 we provide the following information in furtherance of your understanding of our accounting for our convertible debentures, including our accounting of the convertible feature associated with the corresponding accrued interest:

•  Specific terms of the agreement as it relates to the conversion of the accrued interest on the convertible promissory note are as follows, keyed by specific reference to item terms as contained within the agreement between the parties, dated May 15, 2006:

1.  Interest.  Interest on the principal balance outstanding on this Note shall accrue at the per annum rate of nine percent (9.00%) (the "Interest Rate"), shall compound annually and shall accrue on any outstanding balance and unpaid interest for the period of time beginning on the date hereof and continuing through and including the Maturity Date (as defined below).  Interest shall be computed on the basis of a 365 day year (or 366 day year as applicable) and the actual number of days elapsed.

8.   Conversion.  At any time, upon written notice delivered to Borrower and Parent,  Lender may elect to convert all or a portion of the outstanding principal balance of, and accrued and unpaid interest on, this Note into the number of shares of Parent's Common Stock obtained by dividing (a) the amount of principal and accrued interest on this Note to be converted by (b) $0.45.  No fractional shares of Parent's Common Stock will be issued upon any conversion of this Note.  As promptly as practicable after any conversion of this Note, (a) Parent at its expense will issue and deliver to Lender, upon surrender of this Note to Borrower, a certificate or certificates for the number of full shares of Parent's Common Stock issuable upon such conversion, and (b) if Lender elects to convert less than all of the principal and accrued interest on this Note, Borrower at its expense will issue and deliver to Lender a new Note in the aggregate principal not so converted.

•  The lender may elect to convert all or a portion of the outstanding principal balance and accrued and unpaid interest on the note into the number of shares of Envirokare's common stock obtained by dividing 1) the amount of principal and accrued interest on this note to be converted by 2) $0.45

            In addition to following guidance from EITF 98-5, we also determined that the beneficial conversion feature of the accrued interest should be treated as a warrant following guidance from EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," as the accrued interest on the note is a call option in beh alf of the payee (Nova Chemicals Inc.).  Interest is calculated at the end of each quarter on the outstanding principal balance at nine percent per annum and is compound annually.

            We note that there are presently no continuing effects or setoffs required on the previously calculated beneficial conversion features.  The entire discount on debt attributable to accrued interest on the promissory note was fully amortized during the quarter ended September 30, 2008.  Likewise, the entire beneficial conversion feature associated with the promissory note principal was also fully amortized during the quarter ended September 30, 2008.  We anticipate that the Note will be settled by October 31, 2008.  We further believe that the effects of the beneficial conversion feature setoff are historical are carry no material impact on the Company's current or historical financial reporting related to this warrant.

•  In accordance with EITF 98-5 the beneficial conversion feature of the conventional note was calculated as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible.

Loan amount:        $500,000
Conversion price:  $0.45
Number of shares note is convertible into: 1,111,111
Fair market value of stock:  $0.656
Intrinsic value (1,111,111 x $0.206):  $228,889

            We further propose to modify our future narrative disclosures regarding the convertible debt and convertible accrued interest associated with the note to read, in part, as follows:

            The Company calculated the beneficial conversion feature of the principal debt by (a) taking the fair market value of the Company's common stock when good funds were available from the loan proceeds ($0.656 per share), (b) subtracting the conversion price of the debt ($0.450 per share), (c) multiplying the difference ($0.206 per share) by (d) the number of convertible shares (1,111,111 convertible shares). The resultant fair value for the principal debt associated with the beneficial conversion feature was $228,889, which amount has been amortized over the life of the original term of the principal debt.  With respect to the beneficial conversion feature of the accrued interest, the Company treated the beneficial conversion feature, calculated on a quarterly basis during the term of the original note, as a warrant and accordingly used the assumptions of a four percent interest rate, volatility of 56 percent and a period ranging from 45 days to 137 days to calculate the beneficial conversion value for the Company's common stock that may be acquired upon conversion of interest accrued for the nine months ended September 30, 2008.  The Company used the assumptions of a nine percent interest rate, volatility of 64 percent and a period ranging from 105 days to 730 days to calculate the beneficial conversion value for the Company's common stock that may be acquired upon conversion of interest accrued for the year ended December 31, 2007.  During the nine months ended September 30, 2008, the discount on debt attributable to both the beneficial conversion feature calculated on the principal debt and the beneficial conversion feature calculated on the accrued interest were fully amortized.

Comment No. 6:

Note 13 – Commitments and Contingencies
Litigation

6.  We have read your response to comment 17 from our letter dated August 27, 2008.  In connection with the settlement agreement with Mr. Pappas, you agreed to a $200,000 credit in connection with his future exercise of options and warrants held in his name.  It still remains unclear how you accounted for this credit related to the options and warrants held by Mr. Pappas.  You indicate that you followed the provisions of SFAS 154 instead of SFAS 123R.  Please disclose the specific provisions of SFAS 154 that were followed in support of your accounting treatment for the $200,000 credit.  Please also provide us with a comprehensive explanation of how this credit was applied to options and warrants held by Mr. Pappas.

Response to Comment No. 6:

            We understand your comment and believe that additional clarification regarding the stock credit issuance to Mr. Pappas and the subsequent application of the stock credit will satisfy your further comment.  In the Litigation disclosure, in connection with the settlement agreement with Mr. Pappas, we acknowledge that there was a $200,000 credit provided to Mr. Pappas as a part of that settlement agreement, this credit was available for the future exercise of options and warrants that had been previously issued to Mr. Pappas. The previously issued options and warrants, outstanding to Mr. Pappas at the time of the stock credit issuance, were accounted for at the grant date following guidance under SFAS 123(R).  The Company calculated and recorded the intrinsic value of the options and warrants and recognized the appropriate expense at the respective grant dates. With respect to accounting for the issuance of the stock credit, we followed the provisions provided under SFAS 150, as opposed to SFAS 123(R), as (1) the credit provided to Mr. Pappas was a condition of settlement of the legal dispute between the Company and Mr. Pappas, (2) the Company accounted for this credit by booking an appropriate liability to its balance sheet as of the six months ended June 30, 2006 (the next interim reporting date after completion of the settlement agreement), with the entire credit offset prior to the year ended December 31, 2006 and (3) Mr. Pappas indicated in advance that he intended to utilize this credit within the year ending December 31, 2006.  Upon instruction from Mr. Pappas, the stock credit was utilized in its entirety, during the year ended December 31, 2006, and the setoff to the credit was made to the liability account in the following manner: (1) warrant exercise, dated October 2, 2006, wherein a setoff of $120,000.00 was made for the exercise of previously issued and fair valued warrants and Mr. Pappas received 600,000 shares of Company common stock, (2) subscription participation, dated October 2, 2006, wherein a setoff of $63,000 was made and Mr. Pappas received 100,000 units at a price of $.63 per unit (each unit consisting of one share of Company common stock and one warrant to purchase Company common stock, exercisable between October 1, 2007 and October 1, 2010) and (3) warrant exercise, dated December 18, 2006, wherein a setoff of $17,000 was made and Mr. Pappas received 70,833 shares of Company common stock.

Comment No. 7:

General

7.  Please address the above comments in your interim filings as well.

Response to Comment No. 7:

            We confirm that we will address the above comments in our interim filings as well.

**********

 As requested by the Staff, we acknowledge that:

•  we are responsible for the adequacy and accuracy of the disclosure in our Securities filings;

•  staff comments or changes made by us to our disclosure in response to staff comments does and will not foreclose the Commission from taking any action with respect to the filing; and

•  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments and, where indicated above, will be incorporating disclosure into our future filings.  If you have any further questions that you would like to have addressed prior to that filing, please let us know.  If you have any questions, you may contact Mr. George E. Kazantzis at 212-634-6333 or by facsimile at 212-634-6339.

                                                                                    Very truly yours,

                                                                                    ENVIROKARE TECH, INC.

                                                                                    By: _/s/ George Kazantzis__

                                                                                    George E. Kazantzis, President
                                                                                    and Principal Financial Officer